Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271475

PROSPECTUS SUPPLEMENT NO. 12
(to Prospectus dated May 5, 2023)

FOXO Technologies Inc.

Up to 10,062,500 Shares of

Class A Common Stock Issuable Upon

Exercise of Public Warrants

Up to 316,250 Shares of

Class A Common Stock Issuable Upon

Exercise of Private Warrants

Up to 1,905,853 Shares of

Class A Common Stock Issuable Upon

Exercise of Assumed Warrants

Up to 5,288,364 Shares of Class A Common Stock

Up to 316,250 Private Warrants to

Purchase Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 5, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-271475) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on August 31, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 10,062,500 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), issuable upon the exercise of 10,062,500 publicly-traded warrants with an exercise price of $11.50 per share (the “Public Warrants”), which were originally issued by Delwinds (as defined in the Prospectus) as part of its initial public offering of units at a price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, (ii) 316,250 shares of our Class A Common Stock issuable upon the exercise of 316,250 private warrants (the “Private Warrants”) with an exercise price of $11.50 per share, which were originally issued to DIAC Sponsor LLC (the “Sponsor”) (and such securities were subsequently distributed for no additional consideration to the members of the Sponsor, upon the Sponsor’s dissolution and distribution of all of its assets, including these securities) in a private placement of units at a purchase price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, and (iii) 1,905,853 shares of Class A Common Stock issuable upon the exercise of 1,905,853 warrants at an exercise price of $6.21 per share (the “Assumed Warrants”), which were originally issued to accredited investors by Legacy FOXO (as defined in the Prospectus) in a private placement of convertible debentures and warrants and assumed by us pursuant to the Business Combination ( as defined in the Prospectus), and of which only 258,652 Assumed Warrants are outstanding following the consummation on May 26, 2023 of our issuer tender offer, the Offer to Exchange Warrants to Acquire Shares of Class A Common Stock and Consent Solicitation, pursuant to which an aggregate of 1,647,201 Assumed Warrants were tendered and are no longer outstanding.

The Prospectus and this prospectus supplement also relate to the potential offer and resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (a) up to 5,288,364 shares of Class A Common Stock, which consists of (i) 4,039,614 shares of Class A Common Stock, which were originally issued to the Sponsor in the form of Founder Shares (as defined in the Prospectus) (and such securities were subsequently distributed for no additional consideration to the members of the Sponsor, upon the Sponsor’s dissolution and distribution of all of its assets, including these securities) at an initial purchase price of approximately $0.004 per share, (ii) 632,500 shares of Class A Common Stock, which were originally issued to the Sponsor (and subsequently distributed to the permitted transferees of the Sponsor) in a private placement of units at a price of $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one redeemable warrant, (iii) up to 316,250 shares of our Class A Common Stock issuable upon exercise of 316,250 Private Warrants held by the members of the Sponsor at an exercise price of $11.50 per share, and (iv) 300,000 shares of Class A Common Stock issued to J.V.B. Financial Group, LLC (“JVB”), acting through its Cohen & Company Capital Markets division, in connection with the transactions contemplated by that certain Amendment and Termination Agreement, dated as of September 15, 2022, which shares are being registered pursuant to a general release agreement entered into between the Company and JVB, providing for a general release, effective upon effectiveness of this registration statement, of any and all claims by JVB against the Company in exchange for the registration of JVB’s shares of Class A Common Stock for resale; and (b) up to 316,250 Private Warrants held by the members of the Sponsor to purchase up to 316,250 shares of Class A Common Stock at an exercise price of $11.50 per share. We will not receive any proceeds from the sale of shares of Class A Common Stock or Warrants by the Selling Securityholders.

Our Class A Common Stock is currently listed on the NYSE American LLC under the symbol “FOXO.” On August 30, 2023, the closing price of our Class A Common Stock was $0.1355. Our Public Warrants are currently quoted on the OTC Pink Marketplace under the symbol “FOXOW.” On August 30, 2023, the closing price of our Public Warrants was $0.005.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting standards. As such, we have elected to comply with certain reduced public company reporting requirements for this and future filings.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): August 29, 2023

FOXO TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39783	85-1050265
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

729 N. Washington Ave., Suite 600 Minneapolis, MN	55401
(Address of Principal Executive Offices)	(Zip Code)

(612) 562-9447

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001	FOXO	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on June 12, 2023, FOXO Technologies Inc. (the “Company”) received a notice (the “Notice”) from NYSE American LLC (“NYSE American”) stating that it is not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the NYSE American Company Guide (the “Company Guide”) and requesting that the Company submit a plan of compliance (the “Plan”) addressing how it intends to regain compliance. In response to the Letter, the Company submitted the Plan to NYSE American on July 12, 2023.

On August 29, 2023, the Company received a letter from NYSE American stating that NYSE American reviewed and accepted the Plan, providing an extension for compliance with Section 1003(a)(i) of the Company Guide until December 12, 2024. NYSE American staff will review the Company periodically for compliance with the initiatives outlined in the Plan. If the Company is not in compliance with the continued listing standards by December 12, 2024, or if the Company does not make progress consistent with the Plan during the Plan period, NYSE American staff will initiate delisting proceedings as appropriate.

As previously disclosed, the Company also received a second written notice (the “Second Notice,” together with the Notice, the “Notices”) on August 16, 2023, from NYSE American stating that it is not in compliance with the continued listing standard set forth in Section 1003(f)(v) of the Company Guide because the Company’s Class A common stock was selling for a substantial period of time at a low price per share, which NYSE American determined to be a 30-trading day average of less than $0.20 per share. The Second Notice stated that the Company’s continued listing is predicated on it effecting a reverse stock split of its Class A common stock or otherwise demonstrating sustained price improvement within a reasonable period of time, which NYSE American has determined to be no later than February 16, 2024. However, NYSE American may take an accelerated delisting action that would pre-empt the cure period in the event that the Class A common stock trades at a level viewed to be abnormally low. The Plan and the extension date referred to above do not apply to the February 16, 2024 deadline for the Company to comply with Section 1003(f)(v) of the Company Guide. The Company intends to effect a reverse stock split of its issued and outstanding shares of Class A common stock, which was previously approved by stockholders at the Company’s annual meeting of stockholders held on May 26, 2023, during the third quarter of 2023, but in any event, in advance of the February 16, 2024 deadline set forth in the Second Notice, to regain compliance with Section 1003(f)(v) of the Company Guide.

The Company will continue to be included in the list of NYSE American noncompliant issuers, and the below compliance (“.BC”) indicator will continue to be disseminated with the Company’s ticker symbol. The Company’s receipt of the Notices from NYSE American does not affect the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission.

Item 7.01. Regulation FD Disclosure.

On August 31, 2023, the Company issued a press release announcing NYSE American’s acceptance of the Plan. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information under this Item 7.01, including Exhibit 99.1 hereto, is being furnished herewith and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing. Furthermore, the furnishing of information under Item 7.01 of this Current Report on Form 8-K is not intended to constitute a determination by the Company that the information contained herein, including the exhibit hereto, is material or that the dissemination of such information is required by Regulation FD.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements.” Any statements contained in this Current Report on Form 8-K that do not describe historical facts may constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “if,” “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology and include statements regarding the Notices, whether the Company will effect a reverse stock split of its issued and outstanding shares of Class A common stock, and whether the Company will regain compliance with NYSE American’s continued listing standards. These forward-looking statements are based on information currently available to the Company’s management as well as estimates and assumptions made by its management and are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. These forward-looking statements are made as of the date of this Current Report on Form 8-K, and the Company does not undertake an obligation to update these forward-looking statements after such date.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated August 31, 2023.

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOXO Technologies Inc.

By:	/s/ Tyler Danielson
	Name:	Tyler Danielson
	Title:	Interim Chief Executive Officer

Date: August 31, 2023

Exhibit 99.1

FOXO Technologies Inc. Announces NYSE American Acceptance of Compliance Plan

MINNEAPOLIS, MN, AUGUST 31, 2023 — On August 29, 2023, FOXO Technologies Inc. (the “Company”) (NYSEAM: FOXO) received a letter (the “Letter”) from NYSE American LLC (“NYSE American”) stating that NYSE American reviewed and accepted the plan of compliance (the “Plan”) submitted by the Company in response to NYSE American’s June 12, 2023 notice (the “Notice”) informing the Company that it was not in compliance with the continued listing standards set forth in in Section 1003(a)(i) of the NYSE American Company Guide (the “Company Guide”). The Letter provides an extension for compliance with Section 1003(a)(i) of the Company Guide until December 12, 2024. NYSE American staff will review the Company periodically for compliance with the initiatives outlined in the Plan. If the Company is not in compliance with the continued listing standards by December 12, 2024, or if the Company does not make progress consistent with the Plan during the Plan period, NYSE American staff will initiate delisting proceedings as appropriate.

As previously disclosed, the Company also received a second written notice (the “Second Notice” together with the Notice, the “Notices”) on August 16, 2023, from NYSE American stating that it is not in compliance with the continued listing standard set forth in Section 1003(f)(v) of the Company Guide because the Company’s Class A common stock was selling for a substantial period of time at a low price per share, which NYSE American determined to be a 30-trading day average of less than $0.20 per share. The Second Notice stated that the Company’s continued listing is predicated on it effecting a reverse stock split of its Class A common stock or otherwise demonstrating sustained price improvement within a reasonable period of time, which NYSE American has determined to be no later than February 16, 2024. However, NYSE American may take an accelerated delisting action that would pre-empt the cure period in the event that the Class A common stock trades at a level viewed to be abnormally low. The Plan and the extension date referred to above do not apply to the February 16, 2024 deadline for the Company to comply with Section 1003(f)(v) of the Company Guide. The Company intends to effect a reverse stock split of its issued and outstanding shares of Class A common stock, which was previously approved by stockholders at the Company’s annual meeting of stockholders held on May 26, 2023, during the third quarter of 2023, but in any event, in advance of the February 16, 2024 deadline set forth in the Second Notice, to regain compliance with Section 1003(f)(v) of the Company Guide.

The Company will continue to be included in the list of NYSE American noncompliant issuers, and the below compliance (“.BC”) indicator will continue to be disseminated with the Company’s ticker symbol. The Company’s receipt of the Notices from NYSE American does not affect the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission.

About FOXO Technologies Inc. (“FOXO”)

FOXO is at the forefront of commercializing epigenetic biomarker technology. Their mission is to utilize the power of epigenetics and artificial intelligence to generate data-driven insights that promote optimal health and longevity outcomes for individuals and organizations alike. For more information about FOXO, visit www.foxotechnologies.com.

Forward-Looking Statements

This press release contains certain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein, including statements regarding the Notice, the Plan, whether the Company will effect a reverse stock split of its issued and outstanding shares of Class A common stock, and whether the Company will regain compliance with NYSE American’s continued listing standards, and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning, but the absence of these words does not mean that a statement is not forward-looking. Any such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the possibility that the Company will be unable to satisfy other continued listing requirements of NYSE American for its Class A common stock to maintain the listing of the Class A common stock on NYSE American; the risk of changes in the competitive and highly regulated industries in which FOXO operates; whether the Company will effect a reverse stock split of its issued and outstanding shares of Class A common stock; the reverse variations in operating performance across competitors or changes in laws and regulations affecting FOXO’s business; the ability to implement FOXO’s business plans, forecasts, and other expectations; the ability to continue as a going concern and obtain financing; the risk that FOXO has a history of losses and may not achieve or maintain profitability in the future; potential inability of FOXO to establish or maintain relationships required to advance its goals or to achieve its commercialization and development plans; the enforceability of FOXO’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others; and the risk of downturns and a changing regulatory landscape in the highly competitive biotechnology industry or in the markets or industries in which FOXO operates, including the highly regulated insurance industry. The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties discussed in FOXO’s most recent reports on Forms 10-K and 10-Q, particularly the “Risk Factors” sections of those reports, and in other documents FOXO has filed, or will file, with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and FOXO assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts / Investor Relations

Matthew Hausch, Cody Slach

Gateway Investor Relations

(949) 574-3860

FOXO@gatewayir.com